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                                APPENDIX 2



                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C., 20549

                                 FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2000

                   PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
               (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]



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                           [PEACE ARCH LOGO]


For Immediate Release
---------------------

               BUD YORKIN JOINS PEACE ARCH BOARD OF DIRECTORS

Vancouver, BC (February 29, 2000) -Peace Arch Entertainment Group Inc. (AMEX:
"PAE"; TSE: "PA.A", "PAE.B"), which creates proprietary content for worldwide television and the Internet, is pleased to announce that Hollywood legend Bud Yorkin was elected to the Board of Directors of Peace Arch Entertainment at the Company's recent Annual General Meeting.

"We are honored to have someone with Bud's vast experience and impeccable reputation join our board," commented Tim Gamble, President of Peace Arch Entertainment Group Inc. "I have known Bud for a number of years, during which time he has become a mentor, advisor and supporter of our Company. As a board member, Bud's experience, wisdom and relationships will prove to be a tremendous value to Peace Arch Entertainment as we continue to expand."

Mr. Yorkin has written, produced and directed many of television's most honored programs. Teamed with Norman Lear, they created and produced television series including ALL IN THE FAMILY, MAUDE, SANFORD & SON, GOOD TIMES, THE JEFFERSONS and DIFF'RENT STROKES.

His feature film credits include directing and/or producing TWICE IN A LIFETIME, COME BLOW YOUR HORN, DIVORCE AMERICAN STYLE, START THE REVOLUTION WITHOUT ME, INSPECTOR CLOUSEAU, INTERSECTION, ARTHUR ON THE ROCKS and BLADE RUNNER.

Starting in the 1950's, Mr. Yorkin produced and directed such early television shows as THE COLGATE COMEDY HOUR WITH DEAN MARTIN AND JERRY LEWIS, THE GEORGE GOBEL SHOW, THE TENNESSEE ERNIE FORD SHOW, ABBOTT & COSTELLO and BOBBY DARIN AND FRIENDS. He also wrote, produced and directed such award-winning shows as AN EVENING WITH FRED ASTAIRE, which garnered eleven Emmy Awards; the first JACK BENNY SPECIAL, which won six Emmys; and the first DANNY KAYE SPECIAL, which won the DIRECTORS GUILD AWARD.

Yorkin has been honored and recognized throughout his career. He has received a total of six Emmys and four other coveted awards for direction, a PEABODY AWARD, a SYLVANIA AWARD, a LOOK AWARD and a DIRECTORS GUILD AWARD. In 1973, the Television Academy voted him "MAN OF THE YEAR," and in 1974 he was presented the "INDUSTRY MAN OF THE YEAR" award by the PUBLICISTS GUILD. In 1978, The AMERICAN CIVIL LIBERTIES UNION honored Yorkin as part of their celebration of the "Politics of Humor," and in 1979 he received the HARVARD LAMPOON'S FIRST GOLDEN JESTER AWARD for his contributions to American comedy.

He has served as a member of the Board of Governors of both the Directors Guild of America and the Academy of Television Arts and Sciences. He was also a member of the Board of Trustees of his alma mater, Carnegie-Mellon University. He presently serves on the Board of Trustees of the American Film Institute and the Dean's Advisory Council at UCLA.

PEACE ARCH ENTERTAINMENT GROUP INC. creates proprietary content for worldwide television and the Internet. Currently, PAE is producing 66 episodes of its international hit sci-fi series, FIRST WAVE; is in pre-production on its new half-hour, 22 episode comedy series, THE AGENCY (working title), for Global Television; and will be going to camera in April on the third season of its children's half-hour series, SO

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WEIRD, which airs on the Disney Channel. Founded in 1981, the Company's operating divisions include PEACE ARCH PRODUCTIONS INC., AVIATOR PICTURES, TOOLSHED, THE EYES MULTIMEDIA PRODUCTION INC. and STREAMSCAPES.COM. Peace Arch Entertainment is a fully integrated media company that, in addition to proprietary television programming, also produces television commercials, music videos, narrow cast and web cast programming.

     THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS BELIEVE, ESTIMATE, PROJECT,
     EXPECT OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

     Additional information on Peace Arch Entertainment Group can be accessed on the internet at
                             www.peacarch.net
                             ----------------

                   For additional information, please contact:
                             Peace Arch Group Inc.
                  Tina Baird, Media Relations at (604) 985-8991
                                    Or
    R.J. Falkner & Company, Investor Relations Counsel at (800) 377-9893 or via
                          e-mail at info@rjfalkner.com
                                    ------------------


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                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Peace Arch Entertainment Group Inc.
                                             -----------------------------------
                                                        (Registrant)

Date  February 29th, 2000               By   /S/ W.D. CAMERON WHITE
      ------------------------               -----------------------------------
                                                       (Signature)*
                                                  W.D. Cameron White, CEO
--------------------------------
*Print the name and title under the
 signature of the signing officer.


                           GENERAL INSTRUCTIONS

A.  Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.  Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.  Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.  Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


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